SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

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03025928

FORM 11-K

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ANNUAL REPORT


SEC MAIL PROCESSING
RECEIVED
JUN 3 0 2003
WASH, D.C. 155 SECTION

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2002

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PROCESSED
JUL 0 2 2003
THOMSON
FINANCIAL

ALLIANCE SAVINGS PLAN
P. O. Box 2463
Houston, Texas 77252-2463

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ROYAL DUTCH PETROLEUM COMPANY
Carel van Bylandtlann 30
2596 HR The Hague, The Netherlands

**ALLIANCE SAVINGS PLAN**

Page

**Index to Financial Statements and Exhibits**



Note: Schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Alliance Savings Plan

Date: June 26, 2003

By: 

Pervis Thomas, Jr.
Plan Administrator

## REPORT OF INDEPENDENT AUDITORS

To the Plan Administrator of
the Alliance Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Alliance Savings Plan (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and the supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Deloitte & Touche LLP



PricewaterhouseCoopers LLP

Houston, Texas
June 26, 2003

ALLIANCE SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

| | December 31, 2002 | December 31, 2001 |
|---|---|---|
| Assets: | | |
| Investments at fair value | $ 1,207,965,327 | $ 1,433,286,392 |
| Total assets | 1,207,965,327 | 1,433,286,392 |
| Liabilities: | | |
| Excess contributions payable | 65,353 | - |
| Total liabilities | 65,353 | - |
| Net assets available for benefits | $ 1,207,899,974 | $ 1,433,286,392 |

The accompanying notes are an integral part of these financial statements.

ALLIANCE SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

| | Year Ended December 31, 2002 |
|---|---|
| Additions to net assets attributed to: | |
| Investment income: | |
| Dividends and interest | $ 28,755,879 |
| Net depreciation | (218,649,702) |
| | (189,893,823) |
| Contributions: | |
| Participant | 74,513,635 |
| Employer | 70,299,649 |
| Rollover | 9,477,421 |
| | 154,290,705 |
| Total | (35,603,118) |
| Deductions from net assets attributed to: | |
| Participant distributions & withdrawals | 189,725,310 |
| Administrative expenses | 57,990 |
| Total | 189,783,300 |
| Net decrease | (225,386,418) |
| Net assets available for benefits: | |
| Beginning of year | 1,433,286,392 |
| End of year | $ 1,207,899,974 |

The accompanying notes are an integral part of these financial statements.

## ALLIANCE SAVINGS PLAN

## NOTES TO FINANCIAL STATEMENTS

### NOTE 1- PLAN DESCRIPTION:

***General*** – The following description of the Alliance Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the plan.

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and is qualified under the provisions of the Internal Revenue Code of 1986, as amended (the "IRC"). The Plan was adopted April 1, 1999, for the exclusive benefit of eligible employees of Equilon Enterprises LLC, Motiva Enterprises LLC, Equiva Services LLC, Equiva Trading Company and Equilon Pipeline Company LLC (renamed Shell Pipeline Company LP on May 1, 2002), as well as any of their subsidiaries or affiliated companies that have adopted the Plan (the "Alliance").

***Eligibility*** – All regular full-time and regular part-time employees, excluding independent contractors, leased employees, nonresident aliens with no U.S. source income or those whose employment is covered by a collective bargaining agreement which has not bargained for or agreed to the provisions of the Plan, are eligible to participate in the Plan at their date of hire. Certain employees that are not classified as regular full-time or regular part-time employees will become eligible upon the completion of 1,000 hours during their first 12 months of employment or any subsequent plan year. There is no minimum age requirement to participate in the Plan.

After completing one year of service ("Benefit Service") in which a participant must work one hour of service during the 12-month period ending on his or her anniversary of employment, he or she becomes eligible to receive Alliance contributions. Employment with certain predecessor employers, as defined by the Plan document, is credited as Benefit Service under the Plan.

***Contributions*** – On the first day of the month coinciding with or following their date of hire, eligible employees may begin making after-tax ("Regular") or pre-tax ("Deferred") contributions to the Plan in whole percentages between 1% and 25% of base pay, as defined. The contribution percentages are subject to annual limits established by the Internal Revenue Service (the "IRS").

***Regular Contributions*** – Through December 31, 2001, participants who had completed zero to six years of Benefit Service could contribute between 1% and 21% of base pay, as defined. Participants who had completed seven to eight years of Benefit Service could contribute between 1% and 20%. Participants with nine or more years of Benefit Service could contribute between 1% and 15%. Beginning January 1, 2002, participants may contribute a maximum of 25% of base pay, as defined, regardless of years of Benefit Service.

***Deferred Contributions*** – Through December 31, 2001, participants who had completed zero to eight years of Benefit Service could contribute between 1% and 16% of base pay, as defined. Participants with nine or more years of Benefit Service could contribute between 1% and 15% of base pay, as defined. Beginning January 1, 2002, participants may contribute a maximum of 25% of base pay, as defined, regardless of years of Benefit Service. An employee may qualify for additional "catch-up" contributions.

***Alliance Contributions*** – Contributions made by the Alliance are automatic and based on an employee's years of Benefit Service, including prior service recognized by the Alliance. Participants do not have to contribute on a Regular or Deferred basis to receive the Alliance contribution. The Alliance will contribute 3% of a participant's base pay, as defined, upon his or her completion of one year of Benefit Service. After completion of seven years of Benefit Service, the Alliance contribution increases to 5%. After a participant completes nine years of Benefit Service, the Alliance contribution increases to 10%. Contributions made by the Alliance are invested according to the investment election of the Plan participants.

Each participant's account is credited with the participant's contributions, the Alliance contributions and the participant's share of the earnings, losses and any appreciation or depreciation of the funds invested.

For the years ended December 31, 2002 and December 31, 2001, participants contributed $12,054,392 and $10,592,577 of Regular contributions and $62,459,243 and $60,071,367 of Deferred contributions, respectively.

***Vested Retirement Benefits*** – Participants are immediately vested in their entire account including actual earnings thereon.

***Trustee*** – Fidelity Management Trust Company ("Fidelity") is the trustee of the Plan. The trustee is the Plan's asset custodian and is responsible for receiving contributions, managing the Plan's assets and making payments to participants as instructed.

***Investment Options*** – Each participant in the Plan determines the allocation of his or her contributions among 21 mutual funds and two common stock funds. Plan participants, at their sole discretion, may transfer amounts between the various investment options at any time.

***Loans*** – Participants may borrow from the Plan an amount not to exceed the lesser of (a) 50% of the entire value of his or her account or (b) $50,000, less the amount by which the highest outstanding loan balance of any previous loans within the last 12 months exceeds the outstanding loan balance on the day on which the loan is made. No participant may borrow an amount less than $1,000.

The loans are secured by the balance in the participant's account and bear interest at the prime rate as quoted in The Wall Street Journal 10 business days prior to the first day of the month in which the loan is applied for. All loans will be considered an investment of the participant's account; therefore, any interest income will be credited directly to the participant's account. The repayment period shall not exceed five years, except loans for the purpose of acquiring a principal residence, which cannot exceed 25 years. A participant may have no more than three loans outstanding at any given time. Interest rates on loans ranged from 4.25 to 9.5 percent during 2002.

***Withdrawals*** – Participants may obtain money from their account through a partial withdrawal, a hardship withdrawal or a complete distribution.

Participants may withdraw any money and with unlimited frequency from their Regular contributions and/or rollover contributions. Prior to separation from service, Alliance contributions may not be withdrawn until the participant has completed five years of service. In addition, withdrawals from Alliance contributions may only be made once every 12 months. Withdrawals from participants' Deferred contributions may only be taken upon attainment of age 59-1/2, separation from service, death or upon proven financial hardship.

Complete withdrawals can be made in the form of a lump sum or recurring payments.

***Termination of the Plan*** – The Plan is intended as a long-range permanent program; however, the Alliance reserves the right to change the Plan, suspend or discontinue contributions to the Plan or terminate the Plan at any time subject to the provisions of ERISA. Should the Plan be terminated, participants will receive payment of their account balances.

## NOTE 2 - ACCOUNTING POLICIES:

***Basis of Presentation*** – The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

***Use of Estimates*** – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

***Investments*** – Investment securities are reported at market value as of each year-end. Mutual funds are valued based upon quoted market prices. Investments in the ChevronTexaco Common Stock Fund and the Royal Dutch Petroleum Co. Stock Fund are assigned units of participation. The unit values are determined based upon the market value of the underlying assets, which consist of common stock (ChevronTexaco common stock and Royal Dutch Petroleum Co. common stock), as applicable, and interest-bearing cash. Participant loans are valued at cost, which approximates market value. Realized gains and losses on sale of investments and unrealized appreciation and depreciation of investments are based on the value of the assets at the beginning of the plan year or at the time of purchase, if during the current year, and are shown as net appreciation (depreciation) in current value of investments in the statement of changes in net assets available for benefits.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

***Expenses*** - All expenses properly incurred were paid by the Plan unless the Alliance, at its discretion, paid such expenses. For the year ended December 31, 2002, the Alliance paid for substantially all Plan expenses.

***Payments of Benefits*** – Participant distributions or withdrawals are recorded when paid.

## NOTE 3 - INVESTMENTS:

The following presents investments that represent 5% or more of the Plan's net assets as of December 31, 2002 and 2001:

| December 31, 2002: | |
|---|---|
| Fidelity US Equity Index Pool | $113,900,490 |
| Fidelity Retirement Money Market Portfolio | 223,750,013 |
| Vanguard Windsor II Fund | 87,461,021 |
| Royal Dutch Petroleum Co. common stock fund | 69,971,752 |
| Chevron Texaco common stock fund | 176,929,953 |

December 31, 2001:

| | |
|---|---|
| Fidelity OTC Portfolio | $ 83,401,419 |
| Fidelity Retirement Money Market Portfolio | 223,738,000 |
| Vanguard 500 Index Fund | 162,929,674 |
| Vanguard PRIMECAP Fund | 78,954,156 |
| Vanguard Windsor II Fund | 121,906,744 |
| Chevron Texaco common stock fund | 302,788,591 |

For the year ended December 31, 2002, the Plan's investments, including investments bought, sold and held during the year, depreciated in value as follows:

| | |
|---|---|
| Mutual funds | ($151,187,836) |
| Common stock funds | ($ 67,461,866) |
| Net change in fair value | ($218,649,702) |

**NOTE 4 - RISKS AND UNCERTAINTIES:**

The Plan provides for various investments in mutual funds and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

**NOTE 5 – PARTY-IN-INTEREST:**

Certain plan investments are shares of mutual funds managed by an affiliate of Fidelity. Fidelity is the trustee of the Plan; therefore, these transactions qualify as party-in-interest transactions. In addition, the Plan provides for investment in the common stock of ChevronTexaco Inc. and the common stock of Royal Dutch Petroleum Co., both affiliates of the Alliance, as well as participant loans, which also qualify as party-in-interest transactions. On February 13, 2002, Shell Oil Company and its affiliates ("Shell") and SRI purchased the remaining interest in the Alliance, therefore eliminating Chevron Texaco Inc. as a party-in-interest.

**NOTE 6 - FEDERAL INCOME TAX EXEMPTION:**

The Internal Revenue Service (IRS) issued a favorable determination letter dated November 7, 2002, stating that the Plan is qualified under Section 401(a) and 401(k) and the Trust is exempt from taxation under Section 501(a) of the Internal Revenue Code (the Code). It is anticipated that the IRS would issue a favorable letter for those plan amendments not covered by the latest letter in subject areas upon which they have agreed to rule. It is the opinion of counsel that any amendments falling within the subject areas upon which the IRS has indicated it will not rule do not violate Sections 401(a), 401(k) and 501(a) of the Code.

**NOTE 7 - MERGER OF PLAN:**

On February 13, 2002, Shell became the 100 percent owner of Equilon Enterprises LLC and Shell Pipeline Company LP. On July 1, 2002, Shell became the 100 percent owner of Equiva Trading Company. On January 1, 2003, the employees of Equiva Services LLC transferred to a Shell entity and the employees of Motiva Enterprises LLC transferred to Motiva Company, an entity in Shell's 80 percent control group. Effective December 31, 2002, all contributions (except rollover contributions) ceased to be made to the Alliance Savings Plan. On January 1, 2003, all former employees of the Alliance who were employed by a Shell entity began participating in the respective Shell defined contribution plans. It is expected that the Alliance Savings Plan will merge into the Shell Oil Company defined contribution plans on July 11, 2003.

## ALLIANCE SAVINGS PLAN

### SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (Held at End of Year)
### AS OF DECEMBER 31, 2002

| Identity of Issue, Borrower, Lessor, or Similar Party | Description | Cost (a) | Current Value |
|---|---|---|---|
| Fidelity Investments* | Fidelity Blue Chip Growth Fund | | $ 44,563,395 |
| Fidelity Investments* | Fidelity Contrafund | | 27,785,561 |
| Fidelity Investments* | Fidelity Diversified International Fund | | 14,627,897 |
| Fidelity Investments* | Fidelity Equity Income Fund | | 12,182,242 |
| Fidelity Investments* | Fidelity Growth and Income Portfolio | | 19,762,609 |
| Fidelity Investments* | Fidelity U.S. Equity Index Pool | | 113,900,490 |
| Fidelity Investments* | Fidelity Low-Priced Stock Fund | | 39,774,277 |
| Fidelity Investments* | Fidelity Magellan Fund | | 50,818,939 |
| Fidelity Investments* | Fidelity OTC Portfolio | | 60,216,088 |
| Fidelity Investments* | Fidelity Puritan Fund | | 20,095,059 |
| Fidelity Investments* | Fidelity Retirement Money Market Portfolio | | 223,750,013 |
| Fidelity Investments* | Fidelity U.S. Bond Index Fund | | 18,876,902 |
| Fidelity Investments* | Fidelity Value Fund | | 19,037,531 |
| PIMCO Advisors Funds | PIMCO Long-Term U. S. Government Fund | | 33,490,188 |
| PIMCO Advisors Funds | PIMCO Low Duration Fund | | 19,298,491 |
| PIMCO Advisors Funds | PIMCO Total Return Fund | | 17,824,930 |
| Fidelity Investments* | Spartan Extended Market Index Fund | | 4,224,668 |
| The Vanguard Group | Vanguard Asset Allocation Fund | | 16,240,805 |
| The Vanguard Group | Vanguard International Growth Fund | | 13,234,971 |
| The Vanguard Group | Vanguard PRIMECAP Fund | | 58,869,513 |
| The Vanguard Group | Vanguard Windsor II Fund | | 87,461,021 |
| Royal Dutch Petroleum Co.* | Royal Dutch Petroleum Co. common stock | | 69,971,752 |
| ChevronTexaco | ChevronTexaco common stock | | 176,929,953 |
| The Alliance Savings Plan* | Participant loans (interest rates ranging from 4.25% to 9.5%) | | 45,028,032 |
| | Total assets (held at end of year) | | $1,207,965,327 |

* Identified party-in-interest.

(a) Cost omitted for participant-directed investments.

## CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-11022) of Royal Dutch Petroleum Co. of our report dated June 26, 2003 relating to the financial statements of the Alliance Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PRICEWATERHOUSECOOPERS LLP
Houston, Texas
June 26, 2003

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Houston, Texas
June 26, 2003